SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                              IDIAL NETWORKS, INC.

                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   451 67U 107
                                 (CUSIP Number)

                                  Mark T. Wood
                        2204 Timberloch Place, Suite #225
                             The Woodlands, TX 77380
                                  281-292-8244

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


--------
             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 451 67U 107           13D                            Page 2 of 4 Pages

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                       Mark T. Wood
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                                     Not applicable

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) |_|
                                                                                          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*           OO

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or
          2(e)                                                                                |_|

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                          American

--------- ----------------------------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                11,385,000 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                    11,385,000 shares of common stock.
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
                        ----- ---------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                11,385,000 shares of common stock.
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                                                             |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          61.4%
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                Page 3 of 4 Pages

Item 1.  Security and Issuer.

        This Schedule 13D relates to shares of the common stock, par value $.001 per share ("Common Stock"), of iDial Networks, Inc., a Nevada corporation (formerly Desert Spring Acquisition Corp.) (the "Company"). The Company has its principal executive office at 10800 E. Bethany Drive, Suite 380, Denver, Colorado 80014.

Item 2. Identity and Background.

         This statement is being filed by Mark T. Wood, an American citizen. Wood is an affiliate of the Company. Wood's present principal occupation is serving as a director and officer of the Company. Wood maintains an office at 2204 Timberloch Place, Suite #225, The Woodlands, Texas 77380.

         During the past five years, Wood has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The sole source of consideration for the issuance of 11,385,000 shares of the Company's common stock to Wood was the tender of his outstanding shares of Woodcomm International, Inc. in connection with the merger.

Item 4. Purpose of Transaction.

         The Company entered Articles/Certificate of Share Exchange and Merger by which Desert Springs Acquisition Corp. ("Desert Springs"), a Colorado corporation, acquired Woodcomm International, Inc. ("Woodcomm"), a Nevada corporation, pursuant to a Plan of Reorganization and Acquisition dated November 30, 1999. Desert Springs Acquisition Corp. then moved its place of incorporation to Nevada by merger with and into iDial Networks, Inc., a Nevada corporation. Pursuant to the terms of the Articles/Certificate of Share Exchange and Merger and the Plan of Reorganization and Acquisition, Desert Springs acquired all of the issued and outstanding shares of capital stock of Woodcomm from the Woodcomm Stockholders in exchange for an aggregate of 16,000,000 newly issued shares of Desert Spring's common stock

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Wood beneficially owned 11,385,000 shares of common stock, representing 61.4% of the outstanding shares of common stock of the Company as of December 31, 1999. The percentage of outstanding shares of common stock is computed based on 18,542,500 shares of common stock outstanding as of December 31, 1999. Except for the transactions described herein, Wood has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

        1. Articles/Certificate of Share Exchange and Merger by which Desert Springs Acquisition Corp. First Acquired and Exchange with Woodcomm International, Inc. and then moved its place of incorporation to Nevada by merger of the Colorado Corporation with and into iDial Networks, Inc. (incorporated by reference to Exhibit 3 to Form 10-KSB/A filed April 17, 2000).

        2. Plan of Reorganization and Acquisition by which Desert Springs Acquisition Corp. Shall acquire Woodcomm International, Inc. (incorporated by reference to Exhibit 3 to Form 10-KSB/A filed April 17, 2000).

        3.          Plan of Merger for  Change of Situs by which  Desert
                    Springs Acquisition Corp. will merger with and into iDial Networks, Inc. (incorporated by reference to Exhibit 3 to Form 10-KSB/A filed April 17, 2000).


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 16, 2002
                                                             /s/ MARK T. WOOD
                                                                 Mark T. Wood